UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    June 11, 2021

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)
June 11, 2021
Dear Shareholders:
Sumitomo Mitsui Financial Group, Inc.

SMFG’s Views on ISS Recommendation Against Proposal No. 3

at 19th Ordinary General Meeting of Shareholders

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) understands that proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) is recommending against “Proposal No. 3: Partial Amendments to Articles of Incorporation” that will be voted on at the 19th Ordinary General Meeting of Shareholders scheduled for June 29, 2021 (the “Proposal”).

SMFG explained the Proposal in a release titled “Supplementary Information on Proposal No. 3: Partial Amendments to Articles of Incorporation of 19th Ordinary General Meeting of Shareholders” on May 31, 2021. SMFG will supplement that release in what follows. We encourage you to vote in favor of the Proposal.

1. ISS’s Recommendation Against the Proposal and SMFG’s Basic Views

ISS is recommending against the Proposal based on the points listed below. SMFG believes that ISS’s recommendation is unfounded as explained in detail in Section 2.

(1)

ISS asserts that virtual-only shareholder meetings could hinder meaningful exchange between the company and its shareholders, especially in contested situations such as shareholder proposals, proxy fights and corporate scandals.

(2)

ISS cites the “Act for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts” enacted by the Japanese Diet on June 9, 2021 (the “Act”), which authorizes Japanese companies to hold virtual-only shareholder meetings for the next two years without amending their Articles of Incorporation under temporary enabling regulations. ISS asserts that, at present, there is no consensus among companies and shareholders on best practices for virtual-only shareholder meetings. ISS asserts it is more appropriate to reconsider this issue after the merits and demerits of virtual shareholder meetings have been identified in Japan, rather than hastily amending the Articles of Incorporation.

2. SMFG’s views

(1)

Virtual-only shareholder meetings will promote the revitalization, efficiency and facilitation of General Meetings of Shareholders. There should be no concern that they will hinder meaningful exchange between the company and its shareholders.

Virtual-only shareholder meetings will promote the revitalization, efficiency and facilitation of shareholder meetings. The Act permits virtual meetings based on a policy objective of strengthening industrial competitiveness while securing the interests of shareholders. SMFG submitted the Proposal to provide one more option for the format of holding shareholder meetings, in accordance with changing times and circumstances.

The Act does not permit companies to refuse questions or motions from shareholders. Companies using virtual-only shareholder meetings will continue to be obligated to accept questions and motions from shareholders in accordance with the principles of the Companies Act. SMFG recognizes that these principles will not change whether it is a virtual-only or a physical in-person shareholder meeting. In some countries where virtual-only shareholder meetings have been permitted ahead of Japan, SMFG recognizes that there have been cases where companies do not take up questions that are inconvenient for them at virtual-only shareholder meetings under legal systems different from Japan’s. However, under the Japanese legal system, such unfair treatment is not allowed and could cause resolutions at shareholder meetings to be revoked.

In addition, even after the Proposal is approved and the amendments to the Articles of Incorporation come into effect, SMFG will have no authority to hold virtual-only shareholder meetings arbitrarily, because SMFG is subject to ordinances of the Ministry of Economy, Trade and Industry and Ministry of Justice requiring that such meetings strengthen industrial competitiveness while giving consideration to securing the interests of shareholders when SMFG’s board of directors determines to call shareholder meetings.

ISS’s recommendation against virtual-only shareholder meetings, based on the assumption they may hinder meaningful exchange between the company and its shareholders, is without foundation. However, in light of the current social situation in Japan, where no commonly accepted practice for holding virtual-only shareholder meetings yet exists, SMFG has no immediate plans to hold a virtual-only shareholder meeting in non-emergency conditions.

(2)	Virtual-only shareholder meetings are a necessary means to preserve business continuity in times of emergency. Adoption of this safeguard against emergency situations should not be postponed.

SMFG believes that it will be beneficial to shareholders to include virtual-only shareholder meetings as an option primarily to address business continuity in emergency situations. ISS appears to concede this point. In 2011, in the aftermath of the Great East Japan Earthquake, Japanese companies, including SMFG, struggled to hold general meetings of shareholders while ensuring the safety of shareholders. SMFG believes that sound corporate risk management demands that it be prepared as early as possible to diversify options to hold shareholder meetings to respond to potential large-scale disasters that could occur at any time. Therefore, the ability to hold virtual-only shareholder meetings is an essential element of SMFG’s emergency response and business continuity system. ISS’s view that the Articles of Incorporation should not be hastily amended is groundless, and misunderstands the importance of preserving operational resilience in Japan.

(Reference/reposted)

May 31, 2021

Dear Shareholders:

Sumitomo Mitsui Financial Group, Inc.

Supplementary Information on “Proposal No. 3: Partial Amendments to Articles of

Incorporation” of 19th Ordinary General Meeting of Shareholders

As supplementary information for “Proposal No. 3: Partial Amendments to Articles of Incorporation” that will be made at the 19th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2021 (the “Proposal”), Sumitomo Mitsui Financial Group, Inc. (“SMFG”) provides the following views.

Your approval of the Proposal would be appreciated.

The Proposal is aimed at diversifying options for the manner of holding shareholder meetings. If this proposal is approved and the amendments to the Articles of Incorporation come into effect, virtual-only shareholder meetings*1 will be included as one of SMFG’s options for the manner of holding shareholder meetings, in addition to the current physically-conducted shareholder meetings*2 and hybrid virtual shareholder meetings.*3

Although vaccination against the Novel Coronavirus (COVID-19) is progressing, the situation of the COVID-19 outbreak remains unpredictable due in part to the spread of variants. Furthermore, there is no guarantee that a pandemic of a new infectious disease will not happen in the future. There are also concerns of large-scale disasters going forward, including a major earthquake occurring directly beneath Tokyo and the Nankai Trough earthquake. To enable the holding of virtual-only shareholder meetings in Japan, the “Bill for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts” (Cabinet Bill No. 23 submitted to the 204th Diet) was passed in the House of Representatives plenary session on May 20, 2021 and is being deliberated in the House of Councillors as of today.

Under such circumstances and with the primary emphasis on emergency response and business continuity, SMFG believes that it will be beneficial to shareholders to include virtual-only shareholder meetings as an option for the manner of holding shareholder meetings and to diversify the options as much as possible in order to enable holding shareholder meetings flexibly, including instances when it is difficult for shareholders to gather at a physical location. As such, SMFG puts forward the Proposal to shareholders.

In addition to emergency response and business continuity, SMFG recognizes that the benefits of virtual-only shareholder meetings also include the ability for shareholders in remote locations, including overseas, to participate in the meetings.

However, in consideration of the current social situation in Japan, where no commonly accepted practice for holding virtual-only shareholder meetings yet exists, SMFG has no immediate plans to hold a virtual-only shareholder meeting in normal times. Furthermore, in cases where dialogue with shareholders is especially required, SMFG will not hold virtual-only shareholder meetings for the purpose of unfairly harming the interests of shareholders who wish to engage in dialogue at a physical location.

When making a determination to hold a virtual-only shareholder meeting going forward, SMFG recognizes that ensuring transparency and objectivity and eliminating arbitrariness will be important issues. Since the process of questions and answers at shareholder meetings is especially important for ensuring fulfilling dialogue with shareholders, SMFG will pay careful attention not to harm the interests of shareholders unfairly by taking measures such as choosing questions through random sampling, and will select the optimal manner while taking into account the state of development of the legal framework and system infrastructure at the particular point in time.

Bearing the above in mind, SMFG will carefully decide the manner of holding and operating shareholder meetings on a case by case basis with maximum consideration for the interests of shareholders, while at the same time reflecting the opinions of independent outside directors from their objective standpoints at its Board of Directors meetings.

*1:	General meetings of shareholders without setting up a physical venue, involving attendance by directors, shareholders, etc. by using the Internet and other means
*2:	Physically-conducted shareholder meetings with attendance of directors and shareholders, etc.
*3:	Physically-conducted shareholder meetings in which shareholders who are not physically present at the meetings are able to attend or observe deliberations, etc. by using the Internet and other means